C21 INVESTMENTS INC.

(the "Company")

Form 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION - VENTURE ISSUERS

for the fiscal year ended January 31, 2021

Dated July 27, 2021

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer ("CEO");

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer ("CFO");

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer (other than the CEO and CFO) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and not acting in a similar capacity, at the end of that financial year.

For the year ended January 31, 2021, the Company had three Named Executive Officers, namely Sonny Newman (President and CEO), Michael Kidd (CFO and Corporate Secretary) and Russ Rotondi (General Counsel).

The following information is presented in U.S. dollars, the Company's presentation currency, unless otherwise noted.

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company, to each NEO and director, in any capacity, for each of the Company's financial years ended January 31, 2021 and 2020.

Table of compensation excluding compensation securities
Name and principal position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Sonny Newman(1) President and CEO	2021 2020	439,532 234,398	Nil Nil	Nil Nil	(3) (3)	Nil Nil	439,532 234,398
Robert Cheney(2) Former President and CEO and former Director	2021 2020	Nil 70,574	Nil Nil	Nil Nil	(3) (3)	Nil Nil	Nil 70,574
Michael Kidd CFO, Corporate Secretary and Director	2021 2020	153,210 155,581	Nil Nil	Nil Nil	(4) (4)	Nil Nil	153,210 155,581
Russ Rotondi(5) General Counsel	2021 2020	150,000 151,924	Nil Nil	Nil Nil	(3) (3)	Nil Nil	150,000 151,924
Skyler Pinnick CMO and Director	2021 2020	10,577 32,693	Nil Nil	Nil Nil	(3) (3)	Nil Nil	10,577 32,693
Todd Harrison(6) Director	2021	240,000(7)	Nil	Nil	(3)	Nil	240,000
D. Bruce Macdonald(8) Chairman of the Board and Director	2021 2020	Nil Nil	Nil Nil	Nil Nil	(3) (3)	Nil Nil	Nil Nil
Len Werden Director	2021 2020	Nil 83,405	Nil Nil	Nil Nil	(3) (3)	Nil Nil	Nil 83,405

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(1) Mr. Newman was appointed CEO and President of the Company on July 8, 2019, and therefore served as CEO and President for 7 months in 2020.

(2) Mr. Cheney ceased to be CEO and President of the Company on July 8, 2019 and therefore served as CEO and President for approximately 5 months in 2020. Mr. Cheney ceased to be a director of the Company on January 28, 2021.

(3) Perquisites that are not generally available to all employees did not exceed $15,000.

(4) Perquisites that are not generally available to all employees did not exceed 10% of the NEO or director's total salary.

(5) Mr. Rotondi resigned as General Counsel of the Company on July 5, 2021.

(6) Mr. Harrison was appointed a director of the Company on January 28, 2021.

(7) Amount paid as a consulting fee to CB1 Capital Advisors LLC, a company controlled by Mr. Harrison.  See "Employment, Consulting and Management Agreements or Arrangements" for further details.

(8) Mr. MacDonald was appointed Chairman of the Board on August 17, 2020.

External Management Companies

Except as disclosed herein, none of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.  See "Employment, Consulting and Management Agreements or Arrangements" for a description of the Company's consulting agreements with the Company's NEOs.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO and director by the Company or one of its subsidiaries in the financial year ended January 31, 2021 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries and the total amount of compensation securities held as at the Company's financial year end of January 31, 2021.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class (1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date	Total amount of compensation securities held as at January 31, 2021
Sonny Newman President and CEO	Options	1,000,000(2)	Aug 17, 2020	C$0.70	C$0.56	C$1.60	Aug 17, 2023	1,000,000
Robert Cheney Former President and CEO and former Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	210,000
Michael Kidd CFO, Corporate Secretary and Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	315,000
Russ Rotondi General Counsel	Options	50,000(2)	Aug 17, 2020	C$0.70	C$0.56	C$1.60	Aug 17, 2023	150,000
Skyler Pinnick CMO and Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	100,000
Todd Harrison Director	Options	150,000(2)	Jan 28, 2021	C$1.50	C$1.50	C$1.60	Jan 28, 2024	650,000
D. Bruce Macdonald Chairman of the Board and Director	Options	250,000(2)	Aug 17, 2020	C$0.70	C$0.56	C$1.60	Aug 17, 2023	460,000
Len Werden Director	Options	Nil	N/A	N/A	N/A	N/A	N/A	210,000

_________________________

(1) The numbers under this column represent the number of options and the same number of common shares of the Company underlying the related options.

(2) These stock options vest over a two-year period with one-third vesting on each of the date of grant and the first and second anniversaries after the date of grant.

No compensation security has been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

Except for the vesting schedule discussed in note (2) of the above table, there are no restrictions or conditions for converting, exercising or exchanging the compensation securities.

Except as set out in the following table, no NEO or director of the Company exercised any compensation security during the financial year ended January 31, 2021.

Name and position	Exercise of Compensation Securities by Directors and NEOs
	Type of compensation security	Number of underlyin securities exercised	Exercise price per security ($)	Date of exercise	Closing price of security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Len Werden, Director	Options	100,000	C$0.65	Oct 15, 2020	C$0.80	C$0.15	C$80,000

Stock Option Plans and Other Incentive Plans

Stock Option Plan

On February 23, 2018, the Company's Board of Directors (the "Board") adopted a 10% rolling stock option plan (the "Option Plan").  The Option Plan provides that, subject to the requirements of the Canadian Securities Exchange (the "CSE"), the aggregate number of common shares of the Company ("Common Shares") reserved for issuance pursuant to options granted under the Option Plan will not exceed 10% of the number of Common Shares that are issued and outstanding from time to time, less the aggregate number of Common Shares then reserved for issuance pursuant to any other equity compensation arrangement.

The Option Plan is administered by the Board, which has full and final authority with respect to the granting of all options thereunder subject to the express provisions of the Option Plan.  Options may be granted under the Option Plan to such directors, officers, employees, consultants or management company employees of the Company and its subsidiaries as the Board may from time to time designate.  The Option Plan is used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of CSE, and closely align the interests of the executive officers with the interests of shareholders of the Company.  The directors of the Company are also eligible to receive stock option grants under the Option Plan, and the Company applies the same process for determining such awards to directors as with NEOs.

The exercise prices for options is determined by the Board, but shall not, in any event, be less than the greater of the closing market price of the listed security on the CSE on the trading day prior to the date of grant, and the closing market price on the date of grant, of the options.  Options may be granted for a maximum term of 10 years. The Option Plan complies with Section 2.25 of National Instrument 45-106 - Prospectus Exemptions and provides that the number of Common Shares which may be reserved for issuance on a yearly basis to any one related person upon exercise of all stock options held by such individual may not exceed 5% of the issued Common Shares calculated at the time of grant.  Moreover, the Company cannot issue grants to insiders if in the aggregate their grants would, on a fully diluted basis, exceed 10% of the issued and outstanding Common Shares.

Restricted Share Unit Plan

On July 17, 2018, the Board adopted a restricted share unit plan (the "RSU Plan").  The RSU Plan provides for the grant of the right to acquire fully paid and non-assessable Common Shares ("Restricted Share Units" or "RSUs"), as applicable, in accordance with the terms of the RSU Plan to participants ("Participants"), being part-time or full-time employees or consultants of the Company or certain related entities.  The maximum aggregate number of Common Shares issuable under the RSU Plan is 750,000 Common Shares.

The aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding.  The aggregate number of Common Shares issued to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding.  The aggregate number of Common Shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one year period under all security based compensation arrangements shall not exceed 5% of the total number of Common Shares then outstanding.

The Board will determine the period of time during which a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive Common Shares (the "Restricted Period") applicable to such Restricted Share Units.  In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company, a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Common Shares.  Upon the expiry of the applicable Restricted Period (or on the deferred payment date (as described below), as applicable), a Restricted Share Unit shall be automatically settled and the underlying Common Share shall be issued to the holder of such Restricted Share Unit, which Restricted Share Unit shall then be cancelled. Any Restricted Share Unit which has been granted under the RSU Plan and which has been settled and cancelled in accordance with the terms of the RSU Plan will again be available under the RSU Plan.

Participants who are (i) employees; (ii) residents of Canada for the purposes of the Income Tax Act (Canada); and (iii) not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their Common Shares until one or more deferred payment dates, which is the date after the Restricted Period, which is the earlier of (i) the date which the Participant has elected to defer receipt of Common Shares; and (ii) the date the Participant retires from employment with the Company or related entity.  Any other Participants may not elect a deferred payment date.

Employment, Consulting and Management Agreements or Arrangements

Sonny Newman, President and CEO

On January 1, 2019, the Company entered into a consulting agreement with Sonny Newman.  Pursuant to the terms of the consulting agreement the Company agreed to pay Mr. Newman 5% of after-tax earnings of the C21 Nevada operations.  Mr. Newman was paid $234,398 in the year ended January 31, 2020.  On July 1, 2020, this consulting agreement was replaced with an offer letter to pay Mr. Newman $200,000 per year and the pro rated amount of $110,000 was paid to him by the Company in 2021.  The employment is at will and there is no termination or change of control provisions.

Michael Kidd, Chief Financial Officer

The Company entered into an employment agreement with Michael Kidd dated May 4, 2018 (the "Kidd Employment Agreement").  Pursuant to the Kidd Employment Agreement, the Company agreed to employ Mr. Kidd as CFO on a full-time basis for a term of five years.  For his services as CFO, the Company agreed to pay Mr. Kidd an annual base salary of C$230,000, to be increased by 10% each year and subject to bonuses as determined by the Corporate Governance and Compensation Committee. The Company also granted to Mr. Kidd special warrants to purchase 230,000 Common Shares at a price of C$1.38 per share. In January 2019, Mr. Kidd and the Company agreed to a revised base salary of C$204,000.  In the event that Mr. Kidd is terminated for any reason (other than for cause or in the event of criminal or civil fraud), the Company shall pay Mr. Kidd a termination payment of C$300,000 and any outstanding stock options shall remain in effect for not less than 12 months.

Russ Rotondi, General Counsel

In October 2018, the Company hired Russ Rotondi to be General Counsel.  Pursuant to an offer letter, the Company agreed to pay Mr. Rotondi an annual base salary of $200,000 per annum.  In January 2019, the Company and Mr. Rotondi agreed to revise the base salary to $150,000. The employment is at will and there is no termination or change of control provisions. Mr. Rotondi resigned as General Counsel of the Company on July 5, 2021.

Todd Harrison, Director

On January 28, 2021, Todd Harrison was appointed director of the Company.  On September 1, 2019, the Company entered into a contract with CB1 Capital Advisors LLC ("CB1"), a company controlled by Todd Harrison.  The contract paid CB1 $20,000 per month for an initial term of one year, which was renewed for two further years.

Except as disclosed herein, the Company has no other employment contracts or consulting agreements with any other Named Executive Officer or director.

Oversight and Description of Director and Named Executive Officer Compensation

The main objective of the Company's executive compensation program is to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company's strategy and deliver value to our shareholders.

The objectives of the Company's executive compensation program are as follows:

(i.) compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;

(ii.) align the actions and economic interests of executives with the interests of shareholders; and,

(iii.) encourage retention of executives.

The Corporate Governance and Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company. The Corporate Governance and Compensation Committee annually reviews and sets remuneration of executive officers and directors and the Company relies on recommendations made by the Corporate Governance and Compensation Committee after their review to determine compensation paid to executive officers and directors.

The independent director, being D. Bruce Macdonald, determined that the executive compensation program should be comprised of the following elements:

  Base Salary - to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and,
  Long-term Incentive Plan - to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

See "Employment, Consulting and Management Agreements or Arrangements" for compensation arrangements for the Company's NEOs.

The Company has not used any peer group to determine compensation for its directors and NEOs.

There have been no significant changes to the Company's compensation policies made after the financial year ended January 31, 2021 that could or will have an effect on director or NEO compensation.

Pension Disclosure

The Company does not provide a pension to any director or NEO.